Borland Software Corporation
20450 Stevens Creek Blvd., Suite 800
Cupertino, CA 95014
(408) 863-2800
April 16, 2007
VIA ELECTRONIC TRANSMISSION
Mark D. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Box 4561
Washington, D.C. 20549
U.S.A.

Re:	Borland Software Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed on April 5, 2007
Comment Letter Dated April 11, 2007
File No. 1-10824
Dear Mr. Shuman:
     We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 11, 2007 (the “Comment Letter”) with respect to the preliminary proxy statement filed with the Commission by Borland Software Corporation (the “Company”) on April 5, 2007 in connection with the Company’s 2007 Annual Meeting of Stockholders.
     Our second revised preliminary proxy statement and preliminary proxy card (collectively, the “Second Revised Preliminary Proxy Materials”) are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.
     Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.
Corporate Governance, page 10
Compensation Committee, page 12
1.	Please provide the full disclosure required by Item 407(e)(1) — 3(ii) of Regulation S-K.
     We respectfully direct the Staff’s attention to the information provided under the “Corporate Governance — Board and Committee Meetings and Attendance” section, starting on page 10 of the Second Revised Preliminary Proxy Materials, which we believe is responsive to the disclosures required

Mr. Mark D. Shuman
Securities and Exchange Commission
April 16, 2007

under Item 407(e)(1) and (e)(2) of Regulation S-K. Moreover, the Second Revised Preliminary Proxy Materials have been revised on page 12, under “Corporate Governance — Compensation Committee,” to include the additional disclosure required by Item 407(e)(3)(i)-(ii) of Regulation S-K.
Proposal 1
Stockholder Solicitation, page 15
2.	Please provide the following additional information about the lawsuit filed by Mr. Coates in August 1999, and settled by Borland:
(i)	provide additional details about the substance of Mr. Coates’ legal challenge to the Board’s policy on the treatment of confidential information;

(ii)	provide additional details about the substance of Mr. Coates’ legal challenge to the Board’s procedures relating to the conduct of directors;

(iii)	state whether Borland took any actions or entered into any negotiations with Mr. Coates’ in response to Mr. Coates’ lawsuit. If so, describe those actions.
     The Second Revised Preliminary Proxy Materials have been revised by expanding the disclosure concerning the lawsuit filed by Mr. Coates in August 1999 in response to the Staff’s comments, and moving the paragraph discussing such lawsuit so that it appears as the third paragraph under the caption “Stockholder Solicitation.” We supplementally advise the Staff that Borland did not settle the lawsuit with Mr. Coates. As stated in the expanded disclosure, the Company did not enter into any settlement or other negotiations with Mr. Coates with respect to such lawsuit.
Compensation Discussion and Analysis, page 27
Targeted Overall Compensation, page 27
3.	With respect to the engagement of Radford Aon Consulting, Inc., revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, we note your disclosure lacks discussion of (i) whether the consultant is engaged directly by the compensation committee; (ii) the nature and scope of the assignment; and (iii) the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.
     The Second Revised Preliminary Proxy Materials have been revised under the heading “Executive Officer Compensation – Compensation Discussion & Analysis – Targeted Overall Compensation” on page 28 to expand the disclosure as required by Item 407(e)(3)(iii) of Regulation S-K. The added disclosure expands on the nature and scope of our engagement of Radford Aon Consulting, Inc. As the Staff will note, the Company and not the Compensation Committee engaged Radford as a consultant.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 16, 2007

4.	Please revise to identify the “comparable enterprise software companies” that comprised the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.
     The Second Revised Preliminary Proxy Materials have been revised to identify the comparable enterprise companies that comprised the benchmarking groups, which are referred to as the Company’s current stage peers and next stage peers.
5.	Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item requirement. In particular, we note that compensation discussion and analysis is limited to a discussion of the components that comprise executive compensation and appears to lack a significant amount of disclosure that may be appropriate under Item 402(b). For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant’s overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii), (vi), (ix), and (x). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.
     The Second Revised Preliminary Proxy Materials have been revised to include additional disclosure under the introductory paragraph to the “Elements of Compensation” section of the Compensation Discussion and Analysis regarding how the elements of compensation fit into the Company’s overall compensation objectives and their impact regarding other elements to address Item 402(b)(1)(vi). We believe we have addressed the other subsections of Item 402(b)(1).
     With respect to the examples set forth in Item 402(b)(2), we have expanded the disclosure under the “Elements of Compensation – Incentive Compensation Plans” to address the example listed in Item 402(b)(2)(vi). The examples listed in Item 402(b)(2) (i)-(ii), (ix) and (x) are not applicable to the Company. With respect to the example listed in Item 402(b)(2)(iii), the Company’s only significant long-term compensation element takes the form of equity incentive grants and the rationale is provided under “Elements of Compensation – Equity Compensation – Stock Options.” We also expanded our disclosure under “Elements of Compensation – Equity Compensation – Restricted Stock” to clarify the Company’s rationale with respect to restricted stock grants to executive officers.
6.	The compensation discussion and analysis should be sufficiently clear to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. Refer you to Section Il.B.l. of Commission Release No. 33-8732A. To the extent policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 16, 2007

     The expanded disclosure provided in the introductory paragraph in the “Targeted Overall Compensation” section of the Compensation Discussion and Analysis on page 28 in our Second Revised Preliminary Proxy Materials specifies that the Compensation Committee approached the compensation of the named executive officers according to the same principles, other than the equity grants provided to our Chief Executive Officer, Mr. Nielsen, which are separately described in detail under the “Elements of Compensation – Equity Compensation – Equity Compensation Terms for Mr. Tod Nielsen” section.
Elements of Compensation, page 27
Incentive Compensation Plans, page 28
7.	You indicate that your cash incentive compensation plans are correlated with the achievement of certain annual company performance goals and individual objectives. We note however that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses under the Executive ICP. If you believe that disclosure of such information would result in competitive harm, explain whether the information could be excluded under Instruction 4 to Item 402(b). Further, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     The Second Revised Preliminary Proxy Materials have been revised to expand the disclosure under the “Elements of Compensation – Incentive Compensation Plans” section of the Compensation Discussion and Analysis on page 30 to state how difficult it will be for the executive and how likely it will be for the Company to achieve the specified targets. As noted in the Staff’s comment above, we have not provided a quantitative discussion of the terms of the necessary targets to be achieved under the Executive ICP or the 2007 ICP because the Company believes that the disclosure of such confidential information would cause substantial harm to the Company’s competitive position in that it would jeopardize our ability to retain critical employees. Specifically, public disclosure of such information would harm the Company’s ability to compete by revealing to competitors the details of our compensation structure, which we believe serves as an important tool in our efforts to retain talented employees. This information can be used by our competitors in adjusting their own compensation structure to recruit our talented employees, which we believe would have a significant detrimental effect on our ability to achieve our future strategic goals.
8.	For employees who are neither executive officers nor vice presidents, please describe what portion of their bonus is contingent on personal goals and what portion is dependent on company performance.
     The Second Revised Preliminary Proxy Materials, in the “Elements of Compensation – Incentive Compensation” section of the Compensation Discussion and Analysis, provide that employees who are neither executive officers nor vice presidents, 60% of their bonuses was dependent on personal goals and the remaining 40% was contingent on Company performance.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 16, 2007

Summary Compensation Table, page 34
9.	Tell us whether Mr. Nielsen received compensation for serving as a director of Borland. If Mr. Nielsen was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in the “Director Compensation” table or the “Summary Compensation Table.”
     Mr. Nielsen is our only employee director and he is not compensated for serving as a director of Borland. Please see the paragraph under “Director Compensation – Fees,” which states that the “sole employee director receives no additional cash compensation for his service on our Board or any Board Committee.” We added Mr. Nielsen’s name to this sentence as clarification.
2006 Grants of Plan-Based Awards, page 36
10.	We note that disclosure contained in columns (i) and (j) of the “Outstanding Equity Awards at Fiscal Year-End Table” relates to a restricted stock award consisting of 250,000 shares made to Mr. Nielsen that is subject to accelerated vesting upon achievement of certain corporate performance targets. Given this, it appears that you should provide appropriate disclosure in columns (f), (g), and (h) of the “Grants of Plan-Based Awards” table. See Item 402(d) of Regulation S-K. Please revise or otherwise advise us of the basis for excluding this disclosure.
       We respectfully refer the Staff to footnote five of the Outstanding Equity Awards at Fiscal Year-End table, which provides the grant date of November 9, 2005 for the restricted stock grant of 250,000 shares. Since this grant was made in 2005, it was not included in the “2006 Grants of Plan-Based Awards Table,” which is limited to grants made in 2006.
Outstanding Equity Awards at Fiscal Year-End, page 38
11.	With respect to the 1,093,750 identified in column (c) for Mr. Nielsen, explain why this information is not disclosed in columns (b), (j), (k), and (1) of the “Grants of Plan-Based Awards” table.
       We respectfully refer the Staff to footnote four of the Outstanding Equity Awards at Fiscal Year-End table, which provides the grant date of November 9, 2005 for the grant relating to the 1,093,750 shares. Since this grant was made in 2005, it was not included in the “2006 Grants of Plan-Based Awards Table,” which is limited to grants made in 2006.
12.	Please reconfigure the table so that the “Option Awards” and “Stock Awards” captions at the top of the table correspond to the appropriate columns. In this regard, please note that columns (b)-(f) relate to option awards and columns (g)-(j) relates to stock awards,
       The Outstanding Equity Awards at Fiscal Year-End table has been reconfigured in the Second Revised Preliminary Proxy Materials as requested in this comment.
13.	We note the absence of disclosure required by Items 402(h) and (i) of Regulation S-K. Please confirm that these item requirements are not applicable to Borland. Otherwise, revise to include the appropriate information pursuant to the pertinent disclosure guideline.

Mr. Mark D. Shuman
Securities and Exchange Commission
April 16, 2007

       We confirm that the disclosure required by Items 402(h) and (i) of Regulation S-K were not included because these item requirements are not applicable to Borland. For this reason, the Second Revised Preliminary Proxy Materials were not revised to include such disclosures.
Certain Relationships and Related Party Transactions, page 42
Procedures for Approval of Related Person Transactions, page 42
14.	Please disclose whether your policies and procedures for approving related party transactions are in writing and, if not, how such policies and procedures are evidenced. Please see Item 404(b)(iv) of Regulation S-K.
       The paragraph under the heading “Procedures for Approvals of Related Person Transactions” has been revised to specify that the procedures are evidenced by an internal procedure memorandum.
       In addition to the changes in the Revised Preliminary Proxy Statement made in response to the Staff’s comments as discussed above, there has been a general updating of information contained in the document.
       If there are any further questions relating to the enclosed materials, please telephone the undersigned at (408) 863-2408.

Very truly yours,

BORLAND SOFTWARE CORPORATION

By	/s/ Melissa Frugé
Name: Melissa Frugé
Title: Associate General Counsel

cc:	Maryse Mills-Apenteng, Esq.
Staff Attorney, Division of Corporation Finance
Securities and Exchange Commission

Gregory J. Wrenn, Esq.
Borland Software Corporation